Exhibit (a)(1)(J)

[Microsemi letterhead]

August 25, 2005

To Microsemi Option holder:

Our Offer to Amend and Accelerate Employee Stock Options remains open and continues to go forward on the same terms announced when the Offer commenced on August 17, 2005. We are now well into the offer period, which expires at 5 o’clock p.m. Pacific Daylight Time on September 15, 2005.

Whether or not you wish to participate in the Offer, you must complete and submit an Acknowledgement and Election Form prior to the expiration of the Offer indicating whether you “accept” or “decline” the Offer.

“Accept” means that you elect to have ALL of your Eligible Unvested Options be Amended and Accelerated.

“Decline” means that you elect to have NONE of your Eligible Unvested Options be Amended and Accelerated.

Prior to the expiration of the Offer on the Expiration Date, you may tender one Election at a time that applies to all your Eligible Unvested Options by submitting an Acknowledgement and Election Form and writing “accept” if you wish to amend and accelerate your Eligible Unvested Options or writing “decline” if you do not wish to amend and accelerate them.

Prior to the expiration of the Offer, you may withdraw your previous election by submitting another Acknowledgement and Election Form. There is a space thereon where you can indicate that your election replaces another election.

You may obtain a duplicate Acknowledgement and Election Form by sending a request via E-mail to AccelerationOfferFormRequest@microsemi.com or by facsimile to 1-877-798-3193.

The Offer to Amend and Accelerate Employee Stock Options is a voluntary program.

Amended and Accelerated Options will have terms and conditions that are the same as the terms and conditions of Eligible Unvested Options, except for immediate exercisability along with certain restrictions on the transfer of the shares purchasable upon exercise. Those restrictions lapse when the options would have become exercisable if not for Amendment and Acceleration. Before these restrictions lapse, you may sell only the number of shares sufficient to pay the option exercise price, income tax payments or withholdings (in an amount based on an assumed 40% combined federal and state tax rate), and stock broker sales commissions or fees.

This summary of the Offer and the Amended and Accelerated Options is subject to the more complete discussion contained in the Offer to Amend and Accelerate Employee Stock Options, a copy of which is attached to this E-mail. Questions and Answers and other information relating to the Offer to Amend and Accelerate Employee Stock Options are also available at http://www.microsemi.com/amendmentoffer08012005. You should not rely on information obtained from any other source. Information from another source could be incorrect, misleading or incomplete.

Please feel free to contact Microsemi by E-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202 for further assistance.

Sincerely,

/s/ David R. Sonksen
David R. Sonksen Executive Vice President and Chief Financial Officer